PRESS RELEASE

Klondex Enters into Toll Milling Agreement with French Gulch

Vancouver, BC – April 23, 2014 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) announces that its subsidiary, Klondex Midas Operations, today entered into a toll milling agreement with French Gulch Nevada Mining Corp. to process gravity concentrates produced from the Washington Mine at Klondex’s Midas mill.

Mike Doolin, Klondex VP Corporate Development stated, “This is a mutually beneficial agreement for both parties. Processing third party material makes excellent use of the excess capacity at the Midas Mill. Toll milling provides the Company with additional revenue, which will increase the cash flow from the operations.”

The toll milling agreement with French Gulch Nevada Mining Corp has a one year term beginning April 17, 2014, and is subject to be renewed annually. Under the terms of the agreement, gravity concentrates from the Washington Mine, located in French Gulch, California, will be delivered to the Midas Mill for processing. The toll milling agreement is structured so that all dore produced from the concentrate will become the property of Klondex, and Klondex will pay French Gulch the value of the recovered gold minus all toll mill charges.

Klondex is presently evaluating other toll milling opportunities to determine which materials are best suited to being processed at the Company’s Midas Mill.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on the exploration, development and production of its high quality gold and silver projects. The company is operating an ongoing bulk sampling program at its Fire Creek gold project located in north central Nevada. Fire Creek is in a mining-friendly jurisdiction, with onsite power and mining infrastructure, and near major producers. Midas, Klondex's newly acquired operating mine and milling facility are located ~100 miles north of Fire Creek.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis,
Manager, Investor Relations
647-233-4348
atullis@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Midas mine was made by prior owners of the mine, prior to the completion of the acquisition of the Midas mine by Klondex. To the knowledge of Klondex, this production decision was not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101 but was based on internal studies conducted by the prior owner of the mine. Klondex has no reason to believe that the data on which such studies were based or that the results of such studies are unreliable. However, readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about the ability to generate revenue from the provision of toll milling services to third parties, the impact of toll milling on the Company's cash flows and the availability of potential toll milling opportunities. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com